AMENDED AND RESTATED SOFTWARE TRANSFER AGREEMENT

THIS AGREEMENT dated July 10, 2006 is between:

MICHAEL GOSSLAND (“Michael”), an individual resident at 5449 Kenwill Drive, Nanaimo, BC  V9T 5Z6

(the “Seller”)

AND

TITAN TRADING ANALYTICS INC., a corporation continued under the laws of the Province of Alberta, having an office at Suite 13, 18104 - 102nd Avenue, Edmonton, AB  T5S 1S7

(the “Buyer”)

BACKGROUND

A.

The Seller owns the software described in Schedule A (the “Software”).

B.

The Seller wishes to sell, and the Buyer wishes to buy, the Software on the terms and subject to the conditions of this Agreement.

C.

The Seller and the Buyer entered into a software transfer agreement as of February 2, 2006 (the “Original Share Transfer Agreement”).

D.

The Parties hereto wish to amend and restate the Original Share Transfer Agreement on the terms and conditions set out herein.

AGREEMENTS

For good and valuable consideration, the receipt and sufficiency of which each party acknowledges, the parties agree as follows:

PART 1
PURCHASE AND SALE

1.1

Assignment.  Upon the terms and subject to the conditions of this Agreement, the Seller will assign to the Buyer, and the Buyer will purchase from the Seller, the Software.  As part of the assignment, the Seller will waive all of his moral rights in to the Software in favour of the Buyer, so that the Buyer may use, alter, vary, adapt and exploit the Software as it sees fit.

1.2

Consideration.  The consideration payable by the Buyer to the Seller for the Software will be as follows:

(a)

1,500,000 common shares in the capital of the Buyer (the “Common Shares”), to be issued upon the Buyer achieving the following gross revenue milestones commencing June 1, 2006:

(i)

upon the Buyer achieving $400,000 of gross revenue500,000 of the Common Shares will be eligible to be issued,

(ii)

upon the Buyer achieving $800,000 of cumulative gross revenue, as additional 500,000 Common Shares will be eligible to be issued, and

(iii)

upon the Buyer achieving $1,200,000 of cumulative gross revenue, an additional 500,000 Common Shares will be eligible to be issued.

For the purposes of this Section 2.1, “gross revenue” will be gross revenue generated from the Software and/or the software purchased by the Buyer from Philip Carrozza and Cignal Technologies, LLC pursuant to an amended and restated software transfer agreement dated July 10, 2006, determined in accordance with generally accepted accounting principles and based on management prepared financial statements, with the exception of the release of the third tranche of Common Shares under Subsection 1.2(a)(iii) above, in which case gross revenue shall be based on audited financial statements.  The first, second and third tranches of the Common Shares, as described in Subsections 1.2(a)(i), 1.2(a)(ii) and 1.2(a)(iii) above, will be issued no earlier than September 30, 2006, January 31, 2007 and May 31, 2007, respectively and in any event, any Common Shares not eligible for issuance as described in this Subsection 1.2(a) by May 31, 2007 will not be issued; and

(b)

a performance warrant (the “Warrant”) in the form attached as Schedule B, to purchase in aggregate 1,000,000 Common Shares, as follows:

(i)

500,000 Common Shares, exercisable at a price of $0.50 per share for a six month period commencing June 1, 2007 provided that the Buyer has achieved at least $1,200,000 of gross revenue for the preceding one-year period commencing June 1, 2006; and

(ii)

500,000 Common Shares, exercisable at a price of $1.00 per share for a six month period commencing June 1, 2008 provided that the Buyer has achieved at least $1,800,000 of gross revenue for the one-year period commencing June 1, 2007.

1.3

Payment of Consideration.  The Buyer will issue the Common Shares and the Warrant to the Seller on the closing date.

1.4

Improvements.  As between the parties, the Buyer will own all modifications, upgrades, updates and other improvements to any of the Software (collectively, the “Improvements”).  The Seller will have no right to any of the Improvements and will receive no compensation in respect of the Improvements unless the Buyer specifically agrees otherwise in writing.

1.5

Programming Techniques.  The Seller retains the right to use the programming techniques and practices they developed while creating the Software (including the use of shared memory, sockets, Internet Protocols and sending messages directly to Windows controls through the Windows Application Programming Interface), provided that the Seller do not copy any of the Software or its source code.

1.6

Right of First Refusal.  If the Buyer becomes Insolvent (as hereinafter defined) and a sale of all or a portion of the Software and/or Improvements to a third party is proposed, the Seller shall have the right of first refusal to purchase all or a portion of the Software and/or Improvements on the same terms and conditions, including the purchase price (the “Purchase Price”), as the proposed sale to the third party.  The Seller shall have 30 days from the receipt of written notice of any such proposed sale to exercise such right of first refusal with respect to the specific sale for which the notice was received by notifying the Buyer that it will purchase all or a portion of the Software and/or Improvements, as applicable.  The Seller must pay the Purchase Price by certified cheque or bank draft within 30 days after the Seller has given written notice under this section.  The Seller’s waiver of its right of first refusal with respect to any one proposed sale will not constitute waiver of its right of first refusal with respect to any other proposed sale.

For the purposes of this section, “Insolvent” means the Buyer is found to be insolvent or bankrupt by a court of competent jurisdiction or makes an authorized assignment of its assets or a compromise or arrangement for the benefit of its creditors, makes a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada), seeks relief under the Companies' Creditors Arrangement Act (Canada), the Winding Up Act (Canada) or any other bankruptcy, insolvency or analogous law in Canada or the United States, files a petition or proposal to take advantage of any act of insolvency, consents to or acquiesces in the appointment of a trustee, receiver, receiver and manager, interim receiver, custodian or other person with similar powers over all or any substantial portion of its assets, files a petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditor's rights or consents to, or acquiesces in, the filing of such a petition; or if a petition in bankruptcy is filed or presented against the Buyer.

1.7

Grant of License.  The Buyer hereby grants to Michael a non-exclusive, royalty-free, fully paid-up, non-transferable, irrevocable licence to possess, operate and use any of the Buyer’s trading software developed before or after this Agreement for Michael's own personal use and profit only and not for commercial use or resale.

PART 2
REPRESENTATIONS OF THE SELLER

2.1

Representations.  The Seller represents and warrants to the Buyer as follows:

(a)

Authority to Sell.  This Agreement constitutes a legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms except as may be limited by laws of general application affecting the rights of creditors.

(b)

Effect of Sale.  Neither the execution and delivery of this Agreement, nor the completion of the purchase and sale contemplated by this Agreement will result in any fees, duties, taxes, assessments or other amounts relating to any of the Software becoming due or payable other than applicable taxes payable by the Buyer in connection with the purchase and sale.

(c)

Ownership.  The Seller is the author and owner of the Software, and the Seller owns the Software free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances or other claims.

(d)

Infringement.  The Software (and all parts thereof) and the Buyer’s use, copying, display and exploitation of the Software will not infringe the intellectual property or other rights of any third party.

(e)

Moral Rights.  No third party has any moral rights in any of the Software.

(f)

Litigation.  There is no litigation or administrative or governmental proceeding or inquiry pending or, to the knowledge of the Seller, threatened against or relating to any of the Software, nor does the Seller know of or have reasonable grounds that there is any basis for any such action, proceeding or inquiry.

(g)

Functionality.  The Software will operate without errors which materially impair the Software (or any other software or hardware) upon closing and for one year thereafter;  however, the Seller will not be responsible for any errors caused by any enhancements made to the Software by any third party after closing, or any accident, neglect misuse or similar causes other than the ordinary use of the Software.

(h)

Canadian Resident.  The Seller is a resident of Canada within the meaning of the Income Tax Act (Canada).

PART 3
COVENANTS OF THE SELLER

3.1

Procure Consents.  Before closing, the Seller will obtain all consents, if any, required to sell the Software to the Buyer.

3.2

Securities Law Representations.  Before closing, the Seller will provide a certificate to the Buyer containing such representations, acknowledgements and covenants sufficient, in the opinion of the Buyer and its counsel, to permit the issuance of the Common Shares and Warrant to the Seller in compliance with all applicable securities laws.

3.3

Amended and Restated Consulting Agreement.  At closing, Michael will enter into the Amended and Restated Consulting Agreement in the form attached as Schedule C (the “Amended and Restated Consulting Agreement”).

3.4

Confidentiality.  The source code to the Software (the “Source Code”) will become the Buyer’s confidential information upon closing.  The Seller will not retain any of the Source Code after closing and will not disclose any portion of the Source Code to any third party after closing without the Buyer’s prior written consent.

3.5

Indemnity.  The Seller shall indemnify and hold harmless the Buyer from and against:

(a)

any and all damage resulting from any misrepresentation, breach of a representation or warranty, or non-fulfilment of any covenant on the part of any of the Seller under this Agreement or from any misrepresentation in or omission from any certificate or other instrument furnished or to be furnished to the Buyer under this Agreement; and

(b)

any and all actions, suits, proceedings, demands, assessments, judgments, costs and legal and other expenses (including solicitor and own client costs on a full indemnity basis) incidental to any of the foregoing.

PART 4
REPRESENTATIONS OF THE BUYER

4.1

Representations.  The Buyer represents and warrants to the Seller as follows.

(a)

Status of Buyer.  The Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of Alberta and has the power and capacity to enter into this Agreement and carry out its terms.

(b)

Authority to Purchase.  The execution and delivery of this Agreement and the completion of the transaction contemplated by this Agreement has been duly and validly authorized by all necessary corporate action on the part of the Buyer, and this Agreement constitutes a legal, valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms except as limited by laws of general application affecting the rights of creditors.

PART 5

COVENANTS OF THE BUYER

5.1

Tax.  The Buyer will be liable for and will pay all applicable sales taxes and registration charges and transfer fees and goods and services taxes, properly payable upon and in connection with the sale and transfer of the Software by the Seller to the Buyer.

5.2

Consents.  The Buyer will at the request of the Seller provide such information as may be necessary to obtain the consents referred to in section 3.1 and will cooperate with the Seller in obtaining the consents.

5.3

Indemnity.  The Buyer shall indemnify and hold harmless the Seller from and against:

(a)

any and all damage resulting from any misrepresentation, breach of a representation or warranty, or non-fulfilment of any covenant on the part of any of the Buyer under this Agreement or from any misrepresentation in or omission from any certificate or other instrument furnished or to be furnished to the Seller under this Agreement; and

(b)

any and all actions, suits, proceedings, demands, assessments, judgments, costs and legal and other expenses (including solicitor and own client costs on a full indemnity basis) incidental to any of the foregoing.

PART 6
SURVIVAL OF REPRESENTATIONS AND COVENANTS

6.1

Survival.  All representations, covenants and agreements made in this Agreement will survive closing.

PART 7
CLOSING

7.1

Time of Closing.  Subject to the terms and conditions of this Agreement, the purchase and sale of the Software will be completed at a closing to be held on the third business day after all documents referred to in sections 7.2 and 7.3 are available for delivery (which shall, in any event, be no later than September 1, 2006) at 10:00 a.m., local time at the offices of the Buyer’s solicitors in Calgary, Alberta.

7.2

Documents to be Delivered by the Seller.  At the closing the Seller will deliver or cause to be delivered to the Buyer:

(a)

all assignments, consents and approvals in a form and content satisfactory to the Buyer’s counsel, appropriate to effectively vest in the Buyer good and marketable title to the Software and all intellectual property rights in and to the Software;

(b)

the certificate of the Seller required by section 3.2 of this Agreement;

(c)

copies of the Amended and Restated Consulting Agreement, fully executed by Michael; and

(d)

source code to the Software, on media reasonably acceptable to the Buyer.

7.3

Documents to be Delivered by the Buyer.  At the closing the Buyer will deliver or cause to be delivered to the Seller:

(a)

all consents and approvals, including regulatory approvals, required to issue the Common Shares and Warrant to the Seller;

(b)

a copy of the minutes of the annual general and special meeting of the shareholders of the Buyer to be held on August 11, 2006, approving the software acquisition contemplated by this Agreement; and

(c)

a certificate representing the Warrant.

7.4

Risk.  From the date of this Agreement to closing, the Software will be and remain at the risk of the Seller.

PART 8
GENERAL

8.1

Further Assurances.  The parties will execute such further and other documents and do such further things as may be necessary to carry out and give effect to the intent of this Agreement.

8.2

Notice.  All notices required or permitted to be given under this Agreement will be in writing and personally delivered to the address of the intended recipient set out on the first page of this Agreement or at such other address as may from time to time be notified by any of the parties in the manner provided in this Agreement.

8.3

Entire Agreement.  This Agreement constitutes the entire agreement between the parties and there are no representations, express or implied, statutory or otherwise and no collateral agreements other than as expressly set out or referred to in this Agreement.

8.4

Time of the Essence.  Time will be the essence of this Agreement.

8.5

Applicable Law.  This Agreement will be governed by and interpreted in accordance with the laws of Alberta.

8.6

Successors and Assigns.  This Agreement will enure to the benefit of and be binding upon the parties and their respective heirs, personal representatives, successors and assigns, except that no party may assign this Agreement without the prior consent of the other parties.

8.7

Counterparts.  This Agreement may be signed by facsimile or original and executed in any number of counterparts, and each executed counterpart will be considered to be an original.  All executed counterparts taken together will constitute one agreement.

8.8

Independent Legal Advice.  Each of the parties has had ample opportunity to have this Agreement reviewed by their own lawyers and has either done so or voluntarily chosen not to do so.

The parties executed this Agreement on the dates shown below.

Titan Trading Analytics Inc. By: Signed: “Ken Powell” Ken Powell - President Dated: July 13, 2006

SIGNED AND DELIVERED on July  27, 2006 in the presence of:

Signed: “Garry L. Shaw”

(Signature)

Garry L. Shaw
(Print Name)

3983 Devon Place, Nanaimo, BC, Canada
(Address)

Retired R.C.M. Police Constable
(Occupation)

) ) ) ) ) ) ) ) ) ) ) ) ) )	Signed: “Michael Gossland” Michael Gossland

SCHEDULE A

THE SOFTWARE

(Recital )

The EasyLanguage studies include:

!ShowTVTrades

MGA_TopView

!Bars

!Converge

!CTBreakLine

!CTDown

!CTUp

!DailySetup

!ESQuote

!ExitTime

!Gap

!LngTarget

!LngTrend

!LngTrendLite

!LngTurtle

!LngVolParent

!MA45

!MAH

!MAL

!MAStops

!MAXLngTrades

!MAXShtTrades

!MetaK

!Movers

!Res C < MA9

!Resistance

!RetraceDown

!RetraceUp

!ShtTarget

!ShtTrend

!ShtTrendLite

!ShtTurtle

!ShtVolParent

!SigDn

!SigUp

!Slope

!StopTime

!Support

!TradeEntries

!TLineBreak

!TLineFadeParent

!Trades

!Trailer

!TrendBar

!VolBrkOut

~LngTrend

~ShtTrend

~SigUp

~SigDn

The executable programs include:

EditInputs

KillTS

SaveData

SharedMonitor

ShowTrades

TopLog

TopTest

TopView

TopViewClient

TSWindowResizer

UpgradeInputs

SCHEDULE B

WARRANT

(Section 1.2(b))

Attached.

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE, AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF, MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL JUNE 3, 2006.  UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE JUNE 3, 2006.

THE COMMON SHARE PURCHASE WARRANTS EVIDENCED HEREBY WILL EXPIRE ON APRIL 20, 2009, UNLESS SPECIFICALLY EXERCISED IN THE MANNER HEREINAFTER DESCRIBED DURING THE EXERCISE PERIOD.

PERFORMANCE WARRANT CERTIFICATE

TITAN TRADING ANALYTICS INC.
Continued under the Business Corporations Act (Alberta)

PERFORMANCE WARRANT

CERTIFICATE NO. 2

1,000,000 PERFORMANCE WARRANTS entitling the holder to acquire, subject to adjustment, one (1) common share for each Performance Warrant represented hereby.

This is to certify that for value received Michael Gossland, 5449, Kenwill Drive, Nanaimo, BC V9T 5Z6 (the “Holder”) is the registered holder of 1,000,000 performance warrants (“Performance Warrants”), entitling the Holder to subscribe for and purchase one (1) fully paid and non-assessable common share of TITAN TRADING ANALYTICS INC. (the “Corporation”) for every one (1) Performance Warrant held by the Holder, up to and including a total of 1,000,000 common shares without nominal or par value of the Corporation, upon the terms and conditions as hereinafter set forth.

Vesting of the Performance Warrants

The Performance Warrants shall vest and only be exercisable as follows:

(a)

If the average closing price on the TSX Venture Exchange of the Corporation’s common shares for the 20 trading days ending October 31, 2007 (or if October 31, 2007 is not a business day, the last business day preceding October 31, 2007) is no less than $1.00 per share, then 500,000 Performance Warrants will vest; and

(b)

If the average closing price on the TSX Venture Exchange of the Corporation’s common shares for the 20 trading days ending October 31, 2008 (or if October 31, 2008 is not a business day, the last business day preceding October 31, 2008) is no less than $2.00 per share, then 500,000 Performance Warrants will vest.

 Exercise Date

Subject to the vesting provisions above, the vested Performance Warrants to purchase common shares of the Corporation represented by this certificate may be exercised as follows:

(a)

up to a total of 500,000 Performance Warrants, at any time between November 1, 2007 and 5:00pm Alberta time, on April 30, 2008 (the “YR 1 Period”);

(b)

up to a total of 500,000 Performance Warrants, at any time between November 1, 2008 and 5:00pm Alberta time, on April 30, 2009 (the “YR 2 Period”).

Each of the YR 1 Period and YR 2 Period shall be referred to herein as an “Exercise Period”.  The last day of each Exercise Period shall be the “Expiry Date” in respect of such Exercise Period, after which all Performance Warrants applicable to such Exercise Period shall be void and of no further value.

Exercise Price

The exercise price of the Performance Warrants shall be as follows, payable in lawful money of Canada:

(a)

$0.50 per common share during the YR 1 Period; and

(b)

$1.00 per common share during the YR 2 Period.

The exercise price of the Performance Warrants in effect from time to time is referred to herein as the “Exercise Price”.

Exercise of Performance Warrants

The vested Performance Warrants may be exercised, in whole or in part, at any time during the applicable Exercise Period by the Holder hereof completing the Performance Warrant Exercise Form attached hereto and made a part hereof and delivering same to the President of the Corporation, TITAN TRADING ANALYTICS INC., Suite 13, 18104 - 102nd Avenue, Edmonton, AB  T5S 1S7 (the “Principal Office”), together with this certificate and the appropriate sum payable to the order of the Corporation, at par in the amount of the purchase price for the common shares of the Corporation subscribed for, which may not exceed 500,000 common shares during any applicable Exercise Period.  The Corporation shall notify the Holder in writing of any change of address of its Principal Office.

Payment

The common shares subscribed for must be paid in full at the time of subscription, by certified cheque or money order in Canadian funds to or to the order of the Corporation.

Share Certificates

Upon compliance with the conditions as aforesaid, the Corporation will cause to be issued to the person or persons in whose name or names the common shares so subscribed for are to be issued the number of fully paid and non-assessable common shares subscribed for and such person or persons shall be deemed upon presentation and payment as aforesaid to be the holder or holders of record of such common shares.  Within 10 days of compliance of the conditions aforesaid, the Corporation will cause to be mailed or delivered to the holder at the address or addresses specified in the subscription form, a certificate or certificates evidencing the number of common shares subscribed for.

Exercise in Whole or in Part

The vested Performance Warrants may be exercised in whole or in part and, if exercised in part, the Corporation shall issue another certificate evidencing the remaining rights to purchase common shares of the Corporation, provided that any such right shall terminate on the applicable Expiry Date.

No Rights of Shareholder Until Exercise

This certificate and the Performance Warrants represented hereby do not confer any rights of a shareholder on the Holder (including any right to receive dividends or other distribution to shareholders or to vote at a general meeting of the shareholders of the Corporation), other than in respect of common shares which the Holder shall have exercised his right to purchase hereunder and which the Holder shall have actually taken up and paid for.

Non-Transferability of Performance Warrants

The Performance Warrants represented by this certificate and all rights granted hereunder are non-transferable.

No Fractional Common Shares

No fractional common shares will be issued upon exercise of the Performance Warrants, nor shall any compensation be made for such fractional common shares, if any.  To the extent that the Holder would otherwise be entitled to purchase a fraction of a common share, such right may be exercised in combination with other rights which, in the aggregate, entitle the Holder hereof to purchase a whole number of common shares.

Dilution

The Exercise Price in effect and the number and type of securities purchasable under the Performance Warrants at any date shall be subject to adjustment from time to time as follows:

a.1

If and whenever at any time prior to the applicable Expiry Date, the Corporation shall: (i) subdivide or redivide the outstanding common shares into a greater number of shares, (ii) reduce, combine or consolidate the outstanding common shares into a smaller number of shares, or (iii) issue common shares to the holders of all or substantially all of the outstanding common shares by way of a stock dividend (other than the issue of common shares to holders of common shares who have elected to receive dividends in the form of common shares in lieu of Dividends Paid in the Ordinary Course (as defined below)), the Exercise Price in effect on the effective date of any such event shall be adjusted immediately after such event or on the record date for such issue of common shares by way of stock dividend, as the case may be, so that it shall equal the amount determined by multiplying the Exercise Price in effect immediately prior to such event by a fraction, of which the numerator shall be the total number of common shares outstanding immediately prior to such event and of which the denominator shall be the total number of common shares outstanding immediately after such event.  The number of common shares which the Holder is entitled to purchase for each Performance Warrant shall be adjusted at the same time by multiplying the number by the inverse of the aforesaid fraction.  Any such adjustments shall be made successively whenever any event referred to in this subparagraph (a) shall occur and any such issue of common shares by way of a stock dividend shall be deemed to have been made on the record date for the stock dividend for the purpose of calculating the number of outstanding common shares immediately after such event under subparagraphs (a) and (c) of this paragraph.

a.2

If and whenever at any time prior to the applicable Expiry Date the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all of the holders of the outstanding common shares, entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase common shares (or securities convertible into or exchangeable for common shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price on such record date, the Corporation shall give the Holder written notice of such proposed issuance of rights, options or warrants at least 15 days prior to such record date at the Holder's latest address on the books of the Corporation.

a.3

If and whenever at any time prior to the applicable Expiry Date the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding common shares of: (i) shares of any class other than common shares, shares distributed to holders of common shares who have elected to receive dividends in the form of such shares in lieu of Dividends Paid in the Ordinary Course and common shares issued to the holders of all or substantially all of the outstanding common shares by way of a stock dividend, (ii) rights, options or warrants (excluding those exercisable for 45 days or less after the record date therefor), (iii) evidences of its indebtedness, or (iv) assets (excluding Dividends Paid in the Ordinary Course), including shares of other corporations, then the Corporation shall give the Holder written notice of such distribution at least 15 days prior to such record date at the Holder's latest address on the books of the Corporation.

a.4

For the purpose of any computation under subparagraph (b) of this paragraph, the “Current Market Price” per common share at any date shall be the weighted average price per share for such shares for any 20 consecutive trading days (such 20 consecutive trading days being selected by the Corporation) commencing not more than 45 trading days before such date on the TSX Venture Exchange or, if the common shares are not listed on such stock exchange, on such stock exchange on which such common shares are listed as may be selected for such purpose by the board of directors of the Corporation, or if such common shares are not listed on any stock exchange then on the over the counter market.  The weighted average price shall be determined by dividing the aggregate sale price of all such common shares sold on the said exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of such common shares so sold.  If such common shares are not listed on any stock exchange or traded on an over the counter market, the Current Market Price shall be determined in good faith by the board of directors of the Corporation.

a.5

For the purpose of any determination in this paragraph, “Dividends Paid in the Ordinary Course” means cash dividends declared payable on the common shares in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of: (i) 200% of the aggregate amount of cash dividends declared payable by the Corporation on the common shares in its immediately preceding fiscal year, (ii) 300% of the arithmetic mean of the aggregate amounts of cash dividends declared payable by the Corporation on the common shares in its three immediately preceding fiscal years and (iii) 100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

a.6

If and whenever at any time prior to the applicable Expiry Date there is a reclassification of the common shares at any time outstanding or a change of the common shares into other shares or a capital reorganization of the Corporation not covered in subparagraph (a) or a consolidation, amalgamation or merger of the Corporation with or into any other corporation or a sale of the property and assets of the Corporation as or substantially as an entirety to any other person, a Holder of Performance Warrants which have not been exercised prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger or sale shall, upon the exercise of such Performance Warrants, be entitled to receive and shall accept in lieu of the number of common shares as then constituted and to which the Holder was previously entitled upon exercise of the Performance Warrants, for the same aggregate consideration payable therefor, the number of shares or other securities or property of the Corporation or of the corporation resulting from such reclassification, capital reorganization, consolidation, amalgamation or merger or of the person to which such sale may be made, as the case may be, that such Holder would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, merger or sale on the effective date thereof had the Holder been the registered holder of the number of common shares to which the Holder was previously entitled upon due exercise of the Performance Warrants; and in any case, necessary and appropriate adjustments shall be made in the application of the provisions herein with respect to the rights and interests thereafter of the Holders of the Performance Warrants to the end that the provisions set forth herein shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares or securities or property to which the Holder of Performance Warrants may be entitled upon the exercise of such Performance Warrants thereafter.

a.7

In any case in which this paragraph requires that an adjustment become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the Holder of any Performance Warrant exercised after such record date and before the occurrence of such event the kind and amount of shares, other securities or property to which he would be entitled upon such exercise by reason of the adjustment required by such event, provided that the Corporation shall deliver to such Holder an appropriate instrument evidencing such Holder's right to receive the kind and amount of shares, other securities or property to which he would be entitled upon the occurrence of the event requiring such adjustment and the right to receive any distributions made or declared in favour of holders of record of common shares as constituted from time to time on and after such date as such Holder would, but for the provisions of this subparagraph (g), have received, or become entitled to receive, on such exercise.

a.8

The adjustments provided for in this paragraph are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this paragraph, provided that notwithstanding any other provision of this paragraph: (i) no adjustment of the Exercise Price or number of common shares, as then constituted, purchasable shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price then in effect or of the number of common shares, as then constituted, purchasable and (ii) any adjustments which by reason of this subparagraph (h) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

a.9

In the event of any question arising with respect to the adjustments provided in this paragraph, such question shall be conclusively determined by the auditors of the Corporation.  The auditors shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation and the Holder.

a.10

As a condition precedent to the taking of any action which would require an adjustment in any of the subscription rights pursuant to any of the Performance Warrants, including the number of common shares which are to be received upon the exercise thereof, the Corporation shall take any action which, in the opinion of counsel, may be necessary in order that the Corporation may validly and legally issue as fully paid and non-assessable all the common shares which the Holder of such Performance Warrants is entitled to receive on the full exercise thereof in accordance with the provisions hereof.

a.11

No adjustment shall be made pursuant to this paragraph if the Holder is entitled to participate in any event described in this paragraph on the same terms, mutatis mutandis, as if the Holder had exercised his Performance Warrants prior to or on the effective date or record date of such event.

a.12

In case the Corporation shall take any action, other than action described in this paragraph, affecting the common shares which, in the opinion of the Board of Directors of the Corporation would materially affect the rights of the Holder, the Exercise Price and/or the number of common shares which may be acquired upon exercise of a Performance Warrant shall be adjusted by action of the Board of Directors in such manner and at such time as they may determine in their sole discretion to be equitable in the circumstances, provided that no such adjustment will be made unless prior approval of all stock exchanges on which the common shares are listed for trading has been obtained.  Failure of the Board of Directors to make such an adjustment shall be conclusive evidence that the Board of Directors have determined that it is equitable to make no adjustment in the circumstances.

Immediately after the occurrence of any event which requires an adjustment pursuant to this paragraph, other than an adjustment pursuant to subparagraphs (a) or (b), in the Exercise Price or in any of the subscription rights pursuant to any of the Performance Warrants, including the number of common shares, as then constituted, which are to be received upon the exercise thereof, the Corporation shall forthwith deliver to the Holder a certificate of the Corporation specifying the particulars of such event and the required adjustment and the computation of such adjustment and give at least 14 days notice to the Holder of Performance Warrants of the record date or effective date of such event, as the case may be, and such notice shall include particulars of such event and the required adjustment.

Miscellaneous

If any Performance Warrant certificate is lost mutilated, destroyed or stolen, the Corporation may, on such reasonable terms as to cost and indemnity or otherwise as they may impose, respectively issue a replacement Performance Warrant certificate similar as to denomination, tenor and date as the Performance Warrant certificate so lost, mutilated, destroyed or stolen.

The Performance Warrants represented hereby shall be exclusively governed by the laws in force in the Province of Alberta and the laws of Canada applicable therein.

Notwithstanding anything contained herein to the contrary, the Performance Warrants represented by this certificate shall not be exercised by the Holder, in whole or in part, if, after giving effect to such exercise, the Holder, together with any person or corporation acting jointly or in concert with the Holder (the “Joint Actors”) would in the aggregate beneficially own, or exercise control or direction over that number of voting securities of the Corporation which is twenty percent (20%) or greater of the total issued and outstanding voting securities of the Corporation, immediately after giving effect to such exercise.  For greater certainty, the Performance Warrants represented by this certificate shall not be exercisable by the Holder, in whole or in part, and the Corporation shall not give effect to any such exercise of any sum of Performance Warrants, if, after giving effect to such exercise, the Holder, together with its Joint Actors would be deemed to hold a number of voting securities sufficient to materially affect the control of the Corporation.

Time shall be of the essence.

IN WITNESS WHEREOF the Corporation has caused its corporate seal to be affixed hereto and this certificate to be signed by the signature of its duly authorized officer effective the 2nd day of February, 2006.

TITAN TRADING ANALYTICS INC.

Per:
Ken Powell President

PERFORMANCE WARRANT EXERCISE FORM

TO:

TITAN TRADING ANALYTICS INC.

Suite 13, 18104 - 102nd Avenue

Edmonton, AB  T5S 1S7

The undersigned hereby exercises the right to acquire __________ common shares of TITAN TRADING ANALYTICS INC. as constituted on February 2, 2006 (or such number of other securities or property to which such Performance Warrants entitle the undersigned in lieu thereof or in addition thereto under the provisions of the Performance Warrant Certificate).

The common shares (or other securities or property) are to be issued as follows:

Name:

(print clearly)

Address in full:

Social Insurance Number:

Number of Common Shares:

Note:  If further nominees intended, please attach (and initial) schedule giving these particulars.

The undersigned hereby represents and warrants to the Corporation that the undersigned (check one):

☐

i.

it is not a U.S. Person and the Performance Warrants are not being exercised within the United States or on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States;

☐

ii.

it was an original subscriber for Performance Warrants, or a transferee, who was a U.S. Person at the time of the acquisition of such Performance Warrants and the representations and warranties made by such person in connection with the acquisition of such Performance Warrants remain true and correct on the date of exercise; or

☐

iii.

it has delivered herewith to the Corporation a written opinion of counsel or other evidence satisfactory to the Corporation to the effect that the common shares have been registered under the U.S. Securities Act and applicable state securities laws or are exempt from registration thereunder.

Such securities (please check one):

(a)

__________

should be sent by first class mail to the above address;

OR

(b)

__________

should be held for pick up at the office of the Corporation at which this Performance Warrant Certificate is deposited.

In the absence of instructions to the contrary, the securities or other property will be issued in the name of or to the holder hereof and will be sent by first class mail to the last address of the holder appearing on the register maintained for the Performance Warrants.

DATED this ____ day of __________, 200__.

____________________________________

Signature Guaranteed

(Signature of Warrantholder)

____________________________________

Print full name

____________________________________

Print full address

____________________________________

Print full address

INSTRUCTIONS:

1.

For the purposes of the paragraphs above, the following words and phrases have the following meanings:

“United States” and “U.S. Person” have the meaning given to such terms under Regulation S of the U.S. Securities Act.  For purposes of Regulation S.  “U.S. Person” includes, with certain expectations, (i) any natural person resident in the United States; (ii) any partnership or corporation organized or incorporated under the laws of the United States; (iii) any estate of which any executor or administrator is a U.S. Person; (iv) any trust of which any trustee is a U.S. Person; (v) any agency or branch of a foreign entity located in the United States; (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person; (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if any individual) resident in the United States; and (viii) any partnership or corporation if (a) organized or incorporated under the laws of any jurisdiction other than the United States and (b) formed by a U.S. Person Headly for the purposes of investing in securities not registered under the U.S. Securities Act; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

2.

The registered holder may exercise its right to receive common shares by completing this form and surrendering this form and the Performance Warrant Certificate representing the Performance Warrants being exercised to the Corporation at Suite 13, 18104 - 102nd Avenue, Edmonton, AB  T5S 1S7.  Certificates for common shares will be delivered or mailed within 3 business days after the exercise of the Performance Warrants.

3.

If the Exercise Form indicates that common shares are to be issued to a person or persons other than the registered holder of the Certificate, the signature of such holder of the Exercise Form must be guaranteed by an authorized officer of a Schedule “A” major chartered bank/trust company or a member of an acceptable medallion guarantee program.  The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”.  Please note - signature guarantees are not accepted from treasury branches or credit unions unless they are members of the “Stamp Medallion Program”.  Please note - in USA signature guarantees must be done by members of the “Medallion Signature Guarantee Program” only.

4.

If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Corporation.

SCHEDULE C

AMENDED AND RESTATED CONSULTING AGREEMENT

(Section 3.3)

Attached.